FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

22 DECEMBER 2011

Draft Resolutions/Board Remarks

on the Items on the Agenda of the General Meeting

1.              Increase in the Bank’s share capital by up to EUR 1,000,000,000 through the issuance, with contribution in kind, of non-voting preference shares, in accordance with article 1 of Law 3723/2008 “on enhancing liquidity in the economy to address the impact of the international financial crisis”, and annulment of the pre-emptive rights of existing shareholders.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

The Board of Directors shall propose the increase in the Bank’s share capital by up to EUR 1,000,000,000 through the issuance, through contribution in kind, of non-voting preference shares, in accordance with article 1 of Law 3723/2008 and annulment of the pre-emptive rights of existing shareholders in favour of the Hellenic Republic. To this effect, the Board submits to the General Meeting the following statement as per article 13 par. 10 of the Companies Act 2190/1920:

Statement of the Board of Directors to the General Meeting of Shareholders of National Bank of Greece (as per article 13 par. 10 of the Companies Act)

22 December 2011

The international financial crisis in the last quarter of 2008 prompted international supervisory authorities to adopt a new and obviously tighter framework regarding capital adequacy requirements for banks. As a result, both the supervisors and the markets are now assessing the health of banks’ capital adequacy on the basis of the measure of the Core Tier I ratio.

Further, following the outbreak of the Greek sovereign debt crisis and its impact on the domestic banking system, the Bank of Greece has declared that the Core Tier I ratio will be treated as the key indicator of banks’ state of health. Accordingly, the Bank of Greece has set the goal of a Core Tier 1 ratio of 10% for Greek banks as of 1 January 2012, and requires them to take whatever measures are needed in order to raise their Core Tier I capital to this level. The definition for Core Tier I is that used by the European Banking Authority (EBA) in its programme for the recapitalisation needs of European banks announced on 8 December 2011 (i.e. including funds derived from government support programmes for banks).

Against this backdrop, NBG has designed, and will implement forthwith, a series of corporate actions aimed at enhancing its core capital – actions that will enable us to meet effectively regulatory requirements and will fortify our capital base, so that we can continue to exercise our systemic role and contribute to the smooth functioning of the Greek banking system.

One of these measures is to increase the participation of the Greek Government in the Bank’s share capital by €1 billion through the issuance of preference shares in line with the Government’s bank support plan (Law 3723/2008 “on enhancing liquidity in the economy to address the impact of the international financial crisis and other provisions”, also known as Pillar I). The issuance of these shares will be covered by the transfer to the Bank of Hellenic Republic bonds of equivalent value. Following this increase, the total participation (in the form of preference shares) of the Hellenic Republic in the Bank’s share capital will amount to €1.35 billion.

Under the provisions of the said bank support plan, Greek banks have the option to strengthen their capital base by issuing preference shares in favour of the Hellenic Republic. The support plan was approved by the European Union and will remain in effect until the end of 2011. It provided for Hellenic Republic participation of a total of €5 billion in the capital of Greek banks so as to enable them to cope with the fallout from the global financial crisis. Greek banks absorbed a total of €3.83 billion, leaving an unallocated amount of €1.17 billion.

The allocation of available funds per credit institution was arranged by the Bank of Greece and, as a rule, the funds were used in full by the banks, with the exception of NBG, which, given the circumstances at that particular juncture in time, decided that it did not need to draw on the said funds beyond the almost symbolic sum of €350 million. NBG’s participation in the support plan by the amount of €350 million was clearly small given the magnitude of its total assets and equity, and this was the main reason why total absorption of the €5 billion bank capitalisation fund was only partial.

Under Pillar I, the initial share of the €5 billion fund allocated to the Bank was c. €1.35 billion. In January 2009, the Bank decided to participate in Pillar I in the amount of €350 million, rightly estimating that this capital support was sufficient to meet the conditions prevailing at that time. Thanks to this decision, NBG enabled the Greek Government to have a greater amount at its disposal to strengthen other banks that might be in need of support. This decision was vindicated by two subsequent capital increases, amounting to an aggregate €3.0 billion, that were successfully carried out by the Bank in July 2009 and October 2010.

Following the decision of the Extraordinary General Meeting of Shareholders of 26 November 2010, the Bank sent a request on the same day to the Bank of Greece to repay the preference shares acquired by the Hellenic Republic as a result of its €350 million participation in NBG’s share capital. To date, we have not received approval to carry out this repayment.

However, the rapid deterioration in the Greek debt crisis and the consequent impact on the domestic banking system and respective capital adequacy ratios have made the said request to repay the preference shares de facto defunct.

At the current juncture, and given the expected impact of the PSI+ and any additional requirements arising from the diagnostic exercise carried out by BlackRock, the Bank’s management decided that there are strong reasons why it should propose to Shareholders that the Bank withdraw its repayment request and, in addition, make use of the remaining funds originally allocated to it by the Bank of Greece. To this end, and in consultation with the supervisory authorities, the Bank today duly initiated the process by which the necessary approvals should be obtained from the General Meeting of Shareholders, so that the whole procedure is completed by the end of the year.

Upon completion of this process, the Core Tier I ratio of NBG, the largest credit institution in the country, will be enhanced by 1.5%, from 9.5% to 11.0% on the basis of the recently published Financial Statements for the first three quarters of 2011.

The Bank’s use of an additional €1 billion capital injection under Pillar I, will restore the comparability of respective indicators, and complete the fair allocation of the said funds among the major Greek banks without altering the original design of the plan, under which it was estimated that the Hellenic Republic would participate in the Bank’s share capital in the amount of €1.35 billion.

However the situation in the case of the Bank is viewed, having made use of only ¼ of the funds available to it, the €350 million preference shares accounted for just 0.5%

of risk weighted assets (compared to 1.0% –2.1% of the other key Greek banks), rising to 2.1% with the proposed increase.

The increase in share capital and, by extension, the Core Tier I ratio will generate obvious benefits not only for all current shareholders – of both common and preference shares – but also for the Hellenic Republic, as a holder of preference shares, and more generally the Greek economy.

(i)              For common and preferred shareholders, the share capital increase will deliver:

(a)                               Net increase in Core Tier I capital without dilution of existing common shareholders and without affecting the rights of preferred shareholders.

For example, if the Bank sought to effect an equivalent increase in share capital by means of a €1 billion rights issue for existing common shareholders, at the current market price of the Bank’s common shares it would be necessary to issue approximately 900 million new common shares, thus causing 48% dilution for existing common shareholders .

(b)                               Strengthening of the Core Tier 1 ratio by 1.5%, which further removes the risk of being asked to contribute more funds to meet the 10% target set by the Bank of Greece.

(c)                                The side benefit of any positive market reaction due to the enhancement of regulatory capital.

(ii)          In the case of the Hellenic Republic, its position is improved, because by extending its participation in the Bank’s share capital through the transfer of an equivalent amount of Greek government bonds, the following objectives are attained:

(a)                               Increasing the Bank’s regulatory capital, without any need for the Government to pay out cash to support, if necessary, the Bank and without affecting its rights as existing preferred shareholder.

(b)                               Fortifying the Bank’s capital, so that it is able to continue to play its systemic role and contribute to the smooth functioning of the Greek banking system.

(iii)      The benefits to be gained from the strengthening of the Bank’s capital are manifold and of particular importance for the Greek economy and the stability of the banking system. Specifically:

(a)                               It further enhances the confidence of the deposit base, which for the most part consists of retail small savers.

(b)                               It protects the financial situation of socially vulnerable groups of the Greek population, who have based the fulfilment of their long-term objectives on the returns on their investment in NBG shares.

These shareholders are comprised of:

•                      Approximately 220,000 small shareholders holding 43% of the Bank’s share capital, whose investment in the Bank’s share has a long-term horizon. Note that the average portfolio is comprised of 2,000 shares, today worth around €4,000.

•                      Insurance funds financed by the Greek state hold 12% of the Bank’s share capital, and to a large extent base the performance of contributions they collect on the long-term presence of the Bank and its dividends.

•                      The Church of Greece and other domestic foundations and endowments, which hold c. 5% of the Bank’s share capital and anticipate returns on their investment so that they can carry out their social and humanitarian work.

In view of above, the Board of Directors proposes to the Extraordinary General Meeting of Shareholders the annulment of the decision of the Extraordinary General Meeting of 26 November 2010 regarding repayment of the preferred shares held by the Hellenic Republic under Law 3723/2008, and the increase in share capital, through contribution in kind, by up to €1 billion with the issuance of non-voting preference shares, as per article 1 of Law 3723/2008, and the annulment of the pre-emptive rights of existing shareholders.

Note that the Bank of Greece, taking into account the needs of the banking system and the provision of article 1 of Law 3723/2008, as amended, has effected a further allocation of €1 billion to the Bank, being the unallocated amount under Pillar I, and duly informed the Ministry of Finance. Subsequently, the Minister of Finance informed the Bank (Letter ref. no. 465/13.12.2011) of the Government’s intention to cover the share capital increase by up to €1 billion, acquiring the preference shares to be issued. Furthermore, in the same communication the Minister of Finance informed us that this intention has been submitted to the Directorate General for Competition of the European Commission for review.

Further, the Board wishes to remind shareholders that, as it currently stands, article 5, par. 6 of the Bank’s Articles of Association stipulates that in the event of any increase in share capital, even those effected by contribution in kind, pre-emptive rights are provided on the entire new capital, in favour of the shareholders of record as at the date of the issuance, in proportion to their participation in the existing share capital.

However, under article 1 of Law 3723/2008, the decision of the General Meeting of the credit institution that decides to increase its share capital by issuing redeemable preference shares under the said article must also provide for the annulment of pre-emptive rights. Accordingly, in the context of the present increase in share capital under article 1 of Law 3723/2008, the Board proposes the annulment of the pre-emptive rights of existing shareholders in favour of the Hellenic Republic, which will underwrite the increase with Greek government bonds.

In addition, the preference shares to be issued under article 1 of Law 3723/2008 will be acquired in their entirety by the Hellenic Republic at the nominal value of the ordinary shares of the last rights offering. Thus, the new redeemable preference shares will be issued and acquired by the Hellenic Republic at the price of €5 each.

Accordingly, the annulment of the pre-emptive rights of all existing shareholders is both reasonable and a prerequisite for the planned increase in the share capital through the issuance of redeemable preference shares under article 1 of Law 3723/2008, while the price of €5 per preference share proposed for the new preference shares is fully justified.

Against this background, the Board has adopted the aforesaid reasoned opinion for consideration by the General Meeting of Shareholders scheduled to take place on Thursday, 22 December 2011 at 12 noon, to decide on the share capital increase, through contribution in kind, by up to €1 billion with the issuance of non-voting preference shares under article 1 of Law 3723/2008 and the annulment of the pre-emptive rights of existing shareholders.

Statement on the use of the proceeds of the previous rights issue

The funds raised by the earlier increases in the Bank’s share capital, as per the decisions of the Board dated 10.9.2010 and 20.10.2010, were used for strengthening further the Bank’s capital adequacy.

Athens, 13 December 2011

The Board of Directors

2.              Revocation of the decision of the Extraordinary General Meeting of the Bank held on 26 November 2010 regarding the repayment by the Bank of preference shares held by the Hellenic Republic under Law 3723/2008.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

In view of the above, the BoD proposes the revocation of the decision of the Extraordinary General Meeting of the Bank held on 26 November 2010 regarding the repayment by the Bank of 70,000,000 preference shares held by the Hellenic Republic under article 1 of Law 3723/2008, of a par value of €350,000,000.

3.              Amendment to articles 4 (on share capital) and 39 (transitional provision enabling implementation of Law 3723/2008) of the Bank’s Articles of Association.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

The following amendment of articles 4 and 39 of the Bank’s Articles of Association is proposed:

1)              Amendment of paragraph 1 of article 4 as follows:

“The Bank’s share capital stands at Euro [•] and is divided into (a) 956,090,482  common shares, of a par value of Euro 5 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2, item xlviii, of a par value of Euro 0.30 each, and (c) [•] redeemable, registered preference shares pursuant to law 3723/2008, as defined in par. 2, item xlix and liv of this Article, of a par value of Euro 5 each”.

2)              Addition of the following paragraph in paragraph 2 of article 4:

“liv) By EGM resolution of 22 December 2011 the Bank’s share capital increased by Euro [•][Note: the sum will depend on the auditors’ report] through the issue of [•]

preference shares of a par value of Euro 5 each, in accordance with the provisions of article 1 of Law 3723/2008 on the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis.

The said share capital increase is fully covered by the Hellenic Republic through the contribution of Greek government bonds of an equal value. The new preference shares issued by the Bank and taken up by the Greek state entail the following privileges:

(a)  The right to receive payment of a fixed return, calculated on a 10% basis over the selling price of each preference share to the Greek State

(i)  in priority over the common shares,

(ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008 and

(iii) irrespective of distribution of dividend to the rest of the Bank’s shareholders and provided that, following payment of the said fixed return, the Bank’s capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder (“PS”) and paid within one month as of the AGM approval of the annual financial statements for the respective year, subject to availability of distributable funds, in the sense of Article 44 of the Companies Act, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Common Shareholders’ GM resolution. In the event of lack of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.

(b)  The right to vote at the Preferred Shareholders’ GM under the circumstances provided for by the Companies Act.

(c) The right to participate in the Bank’s Board by a representative thereof appointed to the Board as an additional member thereof (the “PS representative”).

(d) The PS representative’s right to exercise a veto over strategic decisions or decisions which substantially alter the legal or financial status of the Bank and need to be approved by virtue of a decision of the General Meeting of Shareholders or any decision to be taken by the Board regarding dividend distribution and benefits policy for the Bank’s Chairman, Chief Executive Officer and remaining Board Members, as well as General Managers and substitutes thereof, by resolution of the Minister of Economy and Finance or on the PS representative’s own initiative in the event that it is deemed that such a Board decision may affect depositors’ interests or materially affect the Bank’s credit standing and smooth business flow.

(e)  The PS representative’s right to be present at the Common Shareholders’ GM and to exercise, during deliberation and decision-taking, a veto over the same issues as above.

(f)  The PS representative’s right of free access to the Bank’s books and records, restructuring and sustainability reports, the Bank’s plans to meet medium-term funding needs, as well as data regarding the level of financing to the real economy, for the purposes of law 3723/2008.

(g)  The right to preferential satisfaction, vis-à-vis all other shareholders, in the event of the Bank’s liquidation.

Accordingly, the Bank’s share capital stands at Euro [•] and is divided into (a) 956,090,482 common shares, of a par value of Euro 5 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2, item xlviii, of a par value of Euro 0.30 each, and (c) [•] redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2, item xlix and liv of this Article, of a par value of Euro 5 each.”

3)              Amendment of article 39 of the Bank’s Articles of Association, as follows:

“The provisions of Law 3723/2008 on the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis shall prevail over any contrary provisions hereof for as long as the Hellenic Republic holds the Bank’s preference shares acquired by it under article 1 of the said law and article 4 par. 2 item xlix and liv hereof”.

4.              Provision of relevant powers and authorities.

It is recommended that the Bank’s Chief Executive Officer, Deputy Chief Executive Officer, General Managers and [•] be authorised to proceed with any necessary actions, declarations, applications and submission of documents, acting on a sole or joint basis, for the implementation of the present General Meeting resolutions.

ANNEX 1

HOW SHAREHOLDERS CAN EXERCISE THEIR VOTING RIGHTS

In accordance with articles 26.2(b) and 28(a) of the Companies Act, as amended and supplemented, respectively, by articles 3 and 5 of Law 3884/2010, the Bank informs Shareholders of the following:

REPEAT GENERAL MEETING:

If, for whatever reason, the Extraordinary General Meeting of Shareholders of 22 December 2011 does not achieve quorum, the Board of Directors hereby invites Shareholders to attend, as per the provisions of article 29 of the Companies Act, as amended, a Repeat Extraordinary General Meeting on Tuesday, 27 December 2011, at 12:00. The said Repeat Extraordinary General Meeting will take place at 93 Eolou Street (Megaro Mela), Athens, with the same agenda as for the initial Meeting. Note that, in accordance with article 29 of the Companies Act, as amended, a new invitation for the said Repeat Meeting will not be published.

ENTITLEMENT TO PARTICIPATE IN THE GENERAL MEETING

Any person appearing as a Shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System [formerly the Central Securities Depository] managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are recorded, is entitled to participate in the General Meeting, according to the specific provisions outlined hereinbelow. Each ordinary share is entitled to one vote. Under article 1 of Law 3723/2008 the Bank’s preference shares entitle the representative of their holder (the Hellenic Republic) to attend the Meeting. Proof of Shareholder status may be made by presenting relevant certification from HELEX at the latest by the third day prior to the Meeting. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalisation documents, unless these documents have already been filed with the Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form. Alternatively, proof of Shareholder status can be made through direct electronic link-up of the Bank with the records of the Dematerialized Securities System. Shareholder status must exist on 17 December 2011 (Record Date), i.e. at the start of the 5th day prior to the date of the

General Meeting of 22 December 2011, and the relevant written certification or the electronic verification of Shareholder status must have been received by the Bank by 19 December 2011 at the latest, i.e. on the 3rd day prior to the date of the General Meeting. In the event that the Repeat General Meeting is held on 27 December 2011, shareholder status must have existed as at 23 December 2011 (Record Date), on which date relevant written confirmation or electronic certification regarding shareholder status should also be submitted to the Bank. Only those who have Shareholder status on the said Record Date are considered to be entitled to participate and vote in the General Meeting.

Shareholders who do not comply with the provisions of article 28a of the Companies Act may participate in the General Meeting only after the Meeting has authorized them to do so. To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the General Meeting.

PROCEDURE FOR VOTING BY PROXY

The Shareholder may participate in the General Meeting and may vote either in person or by proxy. Each Shareholder may appoint up to 3 proxy holders. Legal entities may participate in the General Meeting by appointing up to 3 natural persons as proxy holders. However, if the Shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the Shareholder from appointing, in respect of the General Meeting, separate proxy holders for the shares appearing in each Account.

A proxy holder holding proxies from several Shareholders may cast votes differently for each Shareholder. Before the General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for Shareholders in assessing the risk that the proxy holder may pursue interests other than those of the Shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder:

(i) is a controlling Shareholder of the Bank or is another entity controlled by such Shareholder;

(ii) is a member of the Board of Directors or in general the management of the Bank, or of a controlling Shareholder or an entity controlled by such Shareholder;

(iii) is an employee or an auditor of the company, or of a controlling Shareholder or an entity controlled by such Shareholder;

(iv) is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) hereinabove.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the General Meeting.

The Bank shall make available the form to be used for appointing a proxy holder on its website (www.nbg.gr). The said form, filled in and signed by the Shareholder, must be filed with the Bank’s Shareholder Services (ground floor, 93 Eolou Street, Athens) or the Head Branch or any branch of the Bank’s network, or sent by fax to +30 2103343404, 2103343406 and 2103343410 at least 3 days prior to the date of the General Meeting. Shareholders should confirm that the appointment-of-proxy form has been successfully received by the Bank by calling +30 2103343415, 2103343419, 2103343421, 2103343417 or 2103343411.

The Articles of the Bank do not provide for participation in the General Meeting by electronic means without the Shareholder attending the Meeting in person at the place where it is held. Similarly, the Articles do not provide for participation in voting by distance voting.

MINORITY RIGHTS

(a) If Shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Bank’s Board of Directors is obliged to include additional items in the Agenda of the General Meeting, provided that the said request is communicated to the Board by 15 December 2011. The said request should be accompanied by justification or a draft resolution to be approved by the General Meeting and on 16 December 2011 the revised agenda should be disclosed in the same manner as the previous agenda, and at the same time made available to Shareholders through the Bank’s website, along with the justification or draft resolution tabled by the

Shareholders, in accordance with the provisions of article 27.3 of the Companies Act.

(b) If Shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of the Companies Act, make available to Shareholders by 20 December 2011 at the latest, i.e. at least 2 days prior to the General Meeting, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board by 19 December 2011, i.e. at least 3 days prior to the General Meeting.

(c) If any Shareholder so requests, and provided that the said request is filed with the Bank by 20 December 2011, i.e. at least 2 full days before the General Meeting, the Board of Directors is obliged to provide the General Meeting the requested information regarding the affairs of the Bank, insofar as such information is relevant to a proper assessment of the items on the agenda. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes. The Board of Directors may provide a single answer to Shareholders’ requests that are of similar content. The obligation to provide information does not apply in the event that such information is already available through the Bank’s website, particularly in the case of frequently asked questions.

(d) If Shareholders representing 1/5 of the paid-up capital of the Bank so request, and provided that the said request is filed with the Bank by 20 December 2011, i.e. at least 2 full days prior to the General Meeting, the Board of Directors is obliged to provide the General Meeting with information on the course of the business affairs and financial status of the Bank. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes.

In all the aforesaid cases the Shareholders making requests are required to prove their Shareholder status as well as the number of shares they hold as at the time of exercising the relevant right. A certificate to this effect from HELEX or verification of Shareholder status through direct electronic link-up between the records held by HELEX and the Bank may also serve as such proof.

AVAILABLE DOCUMENTS AND INFORMATION

The information required under article 27.3 of the Companies Act, including the invitation to the General Meeting, the proxy appointment form and the draft resolutions on the items of the agenda shall be made available in electronic form on the website of the Bank at www.nbg.gr. Hard copies of the full text of the draft resolutions and any documents specified under article 27.3(c) and (d) of the Companies Act can be obtained from the Bank’s Shareholder Services (ground floor of the Megaro Mela, 93 Eolou Street, Athens).

The Articles of the Bank do not provide for participation in the General Meeting by electronic means without the Shareholder attending the Meeting in person at the place where it is held. Similarly, the Articles do not provide for participation in voting by distance voting.

ANNEX 2

No. of votes:

BALLOT PAPER OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

22 DECEMBER 2011

(and of any adjourned or postponed meetings thereof)

		ONLY NO	ABSTENTION
ITEM 1:

Increase in the Bank’s share capital by up to EUR 1,000,000,000 through the issuance, by contribution in kind, of non-voting preference shares, in accordance with article 1 of Law 3723/2008 “on enhancing liquidity in the economy to address the impact of the international financial crisis”, and annulment of the pre-emptive rights of existing shareholders.

ITEM 2:

Revocation of the decision of the Extraordinary General Meeting of the Bank held on 26 November 2010 regarding the repayment by the Bank of preference shares held by the Hellenic Republic under Law 3723/2008.

ITEM 3:	Amendment to articles 4 (on share capital) and 39 (transitional provision enabling implementation of Law 3723/2008) of the Bank’s Articles of Association.
ITEM 4:	Provision of relevant powers and authorities.

NOTE:   IF YOU APPROVE OF THE ABOVE ITEMS, YOU ARE REQUESTED TO DELIVER THIS BALLOT PAPER WITH NO MARKS HEREON

NATIONAL BANK OF GREECE

Number of shares and voting rights

In line with the provisions of article 27.3(b) of the Companies Act 2190/1920, as amended, National Bank of Greece hereby discloses the total number of shares and voting rights existing as at 13 December 2011, the date of the invitation to shareholders to attend the Bank’s forthcoming Extraordinary General Meeting:

•                  956,090,482 common registered shares with the right to vote at the Extraordinary General Meeting;

•                  25,000,000 redeemable non-voting non-cumulative preference shares, as specified in article 4.2.xlvii of the Bank’s Articles of Association, without the right to vote at the Extraordinary General Meeting;

•                  70,000,000 redeemable preference shares under Law 3723/2008 held by the Hellenic Republic, as stated in article 4.2.xlix of the Bank’s Articles of Association, but with the rights provided under Law 3723/2008 to the representative of the Hellenic Republic.

DECLARATION — AUTHORISATION FOR PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 22/12/2011, AND ANY REPEAT MEETINGS THEREOF

To National Bank of Greece S.A.

Shareholders Services

93 Aiolou St., Athens, 10232

SHAREHOLDER’S PARTICULARS

NATURAL PERSON

Surname :

First name :

Father’s name :

Evidence of ID :	ID card ☐	Passport ☐

ID card/Passport No.:

Telephone No.:

INVESTOR’S ACCOUNT:

LEGAL ENTITY

Name :

Representative:

Authorized Contact:

Registered Office:

Telephone No.:

INVESTOR’S ACCOUNT:

Share	Number of shares
GRS003013000
NATIONAL BANK OF GREECE S.A.

AUTHORISATION

I, the undersigned Shareholder, solemnly declare that I am a shareholder of the Bank on the Record Date (as stated in the Invitation to the General Meeting) and intend to participate in the above General Meeting. Furthermore, I hereby appoint Mr/Mrs/Ms:

to be my proxy, granting authority (jointly or to each one separately) to represent me in the Extraordinary General Meeting of Shareholders of National Bank of Greece to be held on 22/12/2011 and any repeat meetings thereof, declaring in advance that I approve of any action taken by him/her in respect thereof. I further authorise my proxy to appoint another proxy to act for him/her in the event of impediment.

It is hereby certified* that the shareholder’s signature	Date

appears genuine	The Shareholder

(*by the Greek consulate authorities or any NBG branch)	(Shareholder’s signature)

Note for Natural Persons:

If no proxy is declared, it shall be understood that you will participate in person at the General Meeting.

You are requested to fill in, sign and send this form to the Bank’s Shareholders Service (93 Aiolou St., Athens, ground floor) or to the Head Office or any branch of the Bank, or by fax to: +30 2103343404, +30 2103343406, +30 2103343410 by Monday, 19/12/2011, at the latest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 19th December, 2011

Chief Executive Officer